AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

This AMENDMENT dated as of April 1, 2016, to the INVESTMENT ADVISORY AGREEMENT made as of December 19, 2012 (the “Investment Advisory Agreement”) among ALPINE INCOME TRUST, a Delaware statutory trust (the “Trust”), on behalf of Alpine High Yield Managed Duration Municipal Fund (the “Fund”), and ALPINE WOODS CAPITAL INVESTORS, LLC, a Delaware limited liability company (the “Adviser”, all parties together, the “Parties”).  Capitalized terms not defined herein have the meaning ascribed to those terms in the Investment Advisory Agreement.

W I T N E S S E T H:

WHEREAS, effective as of the date of this Amendment, the Adviser’s monthly fee for performance of its obligations hereunder with respect to the Fund will include a reduced advisory fee and new breakpoint in fee structure based on assets under management; and

WHEREAS, the Parties wish to amend the Investment Advisory Agreement to reflect these changes pursuant to Section 9 of the Investment Advisory Agreement.

NOW, therefore, the Parties agree as follows:

1.  To amend Schedule I to the Investment Advisory Agreement as follows:

SCHEDULE I

INVESTMENT MANAGEMENT FEE RATES

(as a percentage of net assets)

Fund	Investment Management Fee Rate
Alpine High Yield Managed Duration Municipal Fund	0.65% of the average daily net assets of the Fund on the first $250 million in assets and 0.60% of the average daily net assets of the Fund in excess of $250 million

2.  In all other respects the Investment Advisory Agreement remains unchanged and of full force and effect.

IN WITNESS WHEREOF, this Amendment has been executed for and on behalf of the undersigned as of the day and year first above written.

ALPINE INCOME TRUST, on behalf of Alpine High Yield Managed Duration Municipal Fund

By:	/s/ Ronald G. Palmer, Jr.
Name: Ronald G. Palmer, Jr.
Title: Chief Financial Officer

ALPINE WOODS CAPITAL INVESTORS, LLC

By:	/s/ Samuel A. Lieber
Name: Samuel A. Lieber
Title: Chairman/CEO